Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 1 DATED OCTOBER 3, 2023
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2023 performance metrics of the Company.

Certain 2023 Performance Metrics

2023 year-to-date net returns of all client accounts of Fundrise Advisors by investment plan objective (January - September)1:

Plan objective	Income	Balanced	Growth	Other	Overall
Dividends	2.85%	1.37%	0.84%	1.68%	1.43%
Appreciation	-3.32%	-4.71%	-5.17%	-4.38%	-4.64%
Net Total Return	-0.47%	-3.33%	-4.33%	-2.69%	-3.21%

2023 year-to-date net returns of all client accounts of Fundrise Advisors by fund objective (January - September)2:

Fund objective	Net total return
Income	5.12%
Balanced	-5.75%
Growth	-3.20%
Overall	-3.21%

2023 year-to-date performance of individual Fundrise sponsored funds (January - September)3:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,386,106,393	Jan 2021	-5.52%
Income Real Estate Fund	$544,505,831	Apr 2022	5.12%
Innovation Fund	$77,310,063	Jul 2022	2.88%
Growth
Growth eREIT	$252,113,126	Feb 2016	-1.02%
Growth eREIT II	$161,080,449	Sep 2018	-4.72%
Development eREIT	$130,063,169	Jun 2019	-4.28%
eFund	$96,279,718	Jun 2017	-0.06%
Growth eREIT III	$63,242,911	Feb 2019	-7.61%
Growth eREIT VII	$83,434,923	Jan 2021	-5.45%
Balanced
East Coast eREIT	$165,534,709	Oct 2016	-12.86%
Heartland eREIT	$93,559,662	Oct 2016	-4.39%
West Coast eREIT	$88,003,265	Oct 2016	2.08%
Balanced eREIT II	$54,407,187	Jan 2021	-5.02%

Net returns of all client accounts of Fundrise Advisors for Q3 2023 by investment plan objective1:

Plan objective	Income	Balanced	Growth	Other	Overall
Dividends	0.97%	0.45%	0.26%	0.58%	0.47%
Appreciation	-2.04%	-2.90%	-3.12%	-2.60%	-2.83%
Net Total Return	-1.07%	-2.45%	-2.86%	-2.03%	-2.36%

Net returns of all client accounts of Fundrise Advisors for Q3 2023 by fund objective2:

Fund objective	Net total return
Income	1.70%
Balanced	-4.13%
Growth	-1.22%
Overall	-2.36%

Performance of individual Fundrise sponsored funds for Q3 20233:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,369,355,541	Jan 2021	-3.61%
Income Real Estate Fund	$555,216,423	Apr 2022	1.70%
Innovation Fund	$90,513,091	Jul 2022	2.69%
Growth
Growth eREIT	$245,048,966	Feb 2016	-1.11%
Growth eREIT II	$148,237,608	Sep 2018	0.43%
Development eREIT	$127,145,114	Jun 2019	-1.97%
eFund	$92,423,320	Jun 2017	0.00%
Growth eREIT III	$58,097,974	Feb 2019	-3.11%
Growth eREIT VII	$80,097,099	Jan 2021	-3.48%
Balanced
East Coast eREIT	$158,863,672	Oct 2016	-12.63%
Heartland eREIT	$87,812,464	Oct 2016	-2.53%
West Coast eREIT	$84,022,188	Oct 2016	1.25%
Balanced eREIT II	$51,027,422	Jan 2021	-3.26%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. The “Other” category includes custom (i.e. client-directed) plans. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, and Opportunistic Credit Fund.

2 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.  Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund and Opportunistic Credit Fund.

3 “Performance of individual Fundrise sponsored funds” specifically refers to the time-weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average AUM” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.